UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)
☐	(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 0-27058
PAREXEL International Corporation 401(k) Retirement Savings Plan
(Full Title of the Plan)
PAREXEL International Corporation
200 West Street
Waltham, MA 02451
(Name of Issuer of the Securities Held Pursuant to the
Plan and the Address of its Principal Executive Offices)

Audited Financial Statements and Supplemental Schedule
Signatures
Index to Exhibits
EX-23 Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and
Supplemental Schedule
PAREXEL International Corporation 401(k) Retirement Savings Plan
Year Ended December 31, 2005

PAREXEL International Corporation 401(k) Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
PAREXEL International Corporation 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the PAREXEL International Corporation 401(k) Retirement Savings Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Boston, Massachusetts
May 19, 2006

PAREXEL International Corporation 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value:
Fidelity Magellan Fund	$12,560,313	$13,130,168
Fidelity Contrafund	11,989,078	9,567,219
Fidelity Blue Chip Growth Fund	10,021,027	10,257,053
Fidelity Diversified International Fund	9,463,898	7,269,613
Fidelity Fund	7,304,448	7,623,919
Fidelity Asset Manager Portfolio	4,917,198	4,854,675
Fidelity Intermediate Bond Fund	3,877,384	3,955,699
Fidelity Retirement Money Market Portfolio	3,816,417	3,809,800
Fidelity Balanced Fund	3,268,904	2,374,134
Fidelity Low-Priced Stock Fund	1,622,681	1,344,474
Artisan Mid Cap Fund	1,229,275	698,334
Fidelity Small Cap Stock Fund	1,069,947	720,091
Oakmark Fund	1,005,184	748,899
Fidelity Freedom 2030 Fund	882,952	688,317
Fidelity Freedom 2020 Fund	797,297	720,975
Fidelity Freedom 2010 Fund	717,462	619,611
Fidelity Freedom 2040 Fund	519,934	408,963
Fidelity Freedom Income Fund	295,525	279,320
Fidelity Freedom 2015 Fund	249,710	1,030
Fidelity Freedom 2000 Fund	172,091	145,083
Fidelity Freedom 2035 Fund	146,073	27,830
PAREXEL International Stock Fund	134,601	77,974
Fidelity Freedom 2025 Fund	126,199	623
Fidelity Freedom 2005 Fund	10,289	49
Fidelity Cash Reserves Fund	49	—
Participant loans	806,476	903,660

Total investments	77,004,412	70,227,513

Receivables:
Participants’ contributions	259,616	244,576
Employer contribution	72,629	70,619

Total receivables	332,245	315,195

Net assets available for benefits	$77,336,657	$70,542,708

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Contributions:
Participants	$7,260,331
Employer	1,526,362
Rollovers	911,268

9,697,961

Transfer from other plan (Note 1)	334,418
Net appreciation in fair value of investments	3,884,221
Dividends and interest income	2,100,929

Total additions	16,017,529

Deductions
Benefits paid directly to participants	9,180,203
Administrative expenses	43,377

Total deductions	9,223,580

Net increase	6,793,949
Net assets available for benefits at beginning of year	70,542,708

Net assets available for benefits at end of year	$77,336,657

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the PAREXEL International Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the Code) and the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 years or older.
On October 1, 2004, the Company acquired Telephone Concepts Unlimited, Inc. dba Integrated Marketing Concepts. Subsequently, effective April 1, 2005, the Telephone Concepts Unlimited, Inc. 401(k) Salary Reduction Plan was merged into the Plan. Total plan assets amounting to $334,418 were received by the Plan.
Contributions
Participants may contribute up to 60% of their annual compensation, as defined and including 100% of cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions to other qualified defined benefit or defined contribution plans.
The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the plan year. During the plan year ended December 31, 2005, no discretionary contribution was made to the Plan by the Company.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Participant accounts are maintained by an independent recordkeeper, Fidelity Retirement Investment Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses), and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.
Forfeitures of terminated participants’ nonvested accounts can be used to reduce future Company contributions to the Plan and pay for the Plan’s administrative fees. During the year ended December 31, 2005, forfeitures used to offset Company contributions amounted to $720,276 and $33,618 was used to pay administrative fees. At December 31, 2005 and 2004, forfeited nonvested amounts available to offset future Company contributions amounted to $156,472 and $201,042, respectively.
Participant Loans
A participant may borrow from his or her account a minimum of $1,000, not to exceed the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions.
Benefits
A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement, if elected, death, permanent or total disability, or age 59 1/2. In-service withdrawals may be made in the event of a financial hardship, yet will result in the suspension of all contributions for 12 months.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued based upon quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.
Security transactions are accounted for on a trade-date basis and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Expenses
All Plan expenses are paid by the Company, except those relating to recordkeeping fees on participant loans, which are allocated to the individual participants’ accounts.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
During the year ended December 31, 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$3,882,796
PAREXEL International Stock Fund	1,425

Net appreciation in fair value of investments	$3,884,221

4. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS), dated December 5, 2001, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN No. 04-2776269 Plan No. 001
December 31, 2005

	Description of Investment,
	Including Maturity Date,
	Rate of Interest,
Identity of Issuer, Borrower,	Collateral, Par or	Current
Lessor, or Similar Party	Maturity Value	Value

*Fidelity Magellan Fund	118,004 shares	$12,560,313
*Fidelity Contrafund	185,131 shares	11,989,078
*Fidelity Blue Chip Growth Fund	232,183 shares	10,021,027
*Fidelity Diversified International Fund	290,839 shares	9,463,898
*Fidelity Fund	229,555 shares	7,304,448
*Fidelity Asset Manager Portfolio	306,367 shares	4,917,198
*Fidelity Intermediate Bond Fund	376,811 shares	3,877,384
*Fidelity Retirement Money Market Portfolio	3,816,417 shares	3,816,417
*Fidelity Balanced Fund	174,249 shares	3,268,904
*Fidelity Low-Priced Stock Fund	39,733 shares	1,622,681
Artisan Mid Cap Fund	39,757 shares	1,229,275
*Fidelity Small Cap Stock Fund	58,467 shares	1,069,947
Oakmark Fund	24,589 shares	1,005,184
*Fidelity Freedom 2030 Fund	58,785 shares	882,952
*Fidelity Freedom 2020 Fund	54,201 shares	797,297
*Fidelity Freedom 2010 Fund	51,065 shares	717,462
*Fidelity Freedom 2040 Fund	58,883 shares	519,934
*Fidelity Freedom Income Fund	25,992 shares	295,525
*Fidelity Freedom 2015 Fund	21,620 shares	249,710
*Fidelity Freedom 2000 Fund	14,094 shares	172,091
*Fidelity Freedom 2035 Fund	11,944 shares	146,073
*PAREXEL International Stock Fund	6,644 shares	134,601
*Fidelity Freedom 2025 Fund	10,552 shares	126,199
*Fidelity Freedom 2005 Fund	925 shares	10,289
*Fidelity Cash Reserve Fund	49 shares	49
*Participant loans	5% to 10%	806,476

		$77,004,412

*Indicates party-in-interest to the Plan.

Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date: June 23, 2006	By:	/s/ Michael Brandt
Michael Brandt
Vice President, Human Resources

Index to Exhibits

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm